THE KEYW HOLDING CORPORATION

BY-LAW AMENDMENT

Article II, Section 9 of the By-Laws shall be amended and restated as follows:

SECTION 9. Committees. The Board of Directors may appoint from among its members an Executive Committee and other committees composed of two or more directors and delegate to these committees any of the powers of the Board of Directors as may be delegated to such committees in accordance with Maryland law. Each committee may fix rules of procedure for its business. A majority of the members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a director to act in place of an absent member.